UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                              DELCATH SYSTEMS, INC.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    24661P104
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                                 (CUSIP Number)
                                                     with a copy to:
     Mr. Robert Ladd                                 Robert G. Minion, Esq.
     Laddcap Value Advisors LLC                      Lowenstein Sandler PC
     650 Fifth Avenue, Suite 600                     65 Livingston Avenue
     New York, New York 10019                        Roseland, New Jersey  07068
     (212) 259-2070                                  (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 30, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.      24661P104
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Robert Ladd
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)
             (b)
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  WC
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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                     7) Sole Voting Power:           1,727,701*
                                         ---------------------------------------
        Shares Beneficially           8) Shared Voting Power:                 0*
                                         ---------------------------------------
        Owned by
        Each Reporting                9) Sole Dispositive Power:      1,727,701*
                                         ---------------------------------------
        Person With                  10) Shared Dispositive Power:            0*
                                         ---------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  1,727,701*
--------------------------------------------------------------------------------
  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):      9.3%*
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  14)  Type of Reporting Person (See Instructions):      IN
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*  Laddcap Value Partners LP, a Delaware limited partnership ("Laddcap"), is the record holder of 1,727,701 shares of the common stock, par value $0.01 per share (the "Shares"), of Delcath Systems, Inc. (the "Company"). Robert Ladd possesses sole power to vote and direct the disposition of all securities of the Company held by Laddcap. Thus, as of December 30, 2005, for the purposes of Reg. Section 240.13d-3, Mr. Ladd is deemed to beneficially own 1,727,701 Shares, or 9.3% of the Shares deemed issued and outstanding as of that date.

Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 is hereby amended by adding the following after the fifth paragraph thereof:

          Additionally, Mr. Ladd intends on submitting a shareholders proposal pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended for inclusion in the Company's proxy statement for its annual meeting of stockholders that is scheduled to occur on or about June 13, 2006.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended and restated in its entirety as follows:

          Based upon information set forth in the Company's Registration Statement on Form S-3, as filed with the Securities and Exchange Commission on January 5, 2006, there were 18,603,377 Shares issued and outstanding as of December 21, 2005. As of December 30, 2005, Laddcap is the holder of 1,727,701 Shares. Robert Ladd possesses sole power to vote and direct the disposition of all securities of the Company held by Laddcap. Thus, as of December 30, 2005, for the purposes of Reg. Section 240.13d-3, Mr. Ladd is deemed to beneficially own 1,727,701 Shares, or 9.3% of the Shares deemed issued and outstanding as of that date.

          The following table details the transactions in Shares by Mr. Ladd or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were purchases effected in an ordinary brokerage transaction) since the date of the event that required the filing by Mr. Ladd of Amendment No. 3 to the
Schedule 13D with respect to the Company:


                                     Quantity
       Date                          of Shares                       Price
       ----                          ---------                       -----

   December 14, 2005                     500                         $3.12
   December 14, 2005                     500                         $3.13
   December 21, 2005                   3,000                         $3.26
   December 22, 2005                   5,920                         $3.19
   December 22, 2005                  10,200                         $3.21
   December 22, 2005                     300                         $3.25
   December 23, 2005                     200                         $3.20
   December 23, 2005                     500                         $3.23
   December 23, 2005                     800                         $3.26
   December 23, 2005                   2,800                         $3.27
   December 23, 2005                   8,200                         $3.28
   December 23, 2005                   1,400                         $3.33
   December 23, 2005                   2,215                         $3.35
   December 23, 2005                   3,000                         $3.36

   December 27, 2005                     100                         $3.18
   December 27, 2005                     200                         $3.19
   December 27, 2005                   3,000                         $3.20
   December 28, 2005                   9,404                         $3.12
   December 28, 2005                   5,600                         $3.13
   December 28, 2005                   5,300                         $3.14
   December 28, 2005                   3,300                         $3.15
   December 28, 2005                   8,000                         $3.16
   December 28, 2005                   9,596                         $3.17
   December 28, 2005                   8,900                         $3.18
   December 28, 2005                     400                         $3.19
   December 28, 2005                   1,200                         $3.20
   December 28, 2005                     900                         $3.21
   December 28, 2005                   5,200                         $3.22
   December 28, 2005                     800                         $3.23
   December 28, 2005                   3,200                         $3.24
   December 28, 2005                   4,574                         $3.25
   December 28, 2005                   2,300                         $3.26
   December 28, 2005                   5,700                         $3.27
   December 28, 2005                   2,000                         $3.28
   December 28, 2005                   4,000                         $3.29
   December 28, 2005                   3,000                         $3.31
   December 30, 2005                     100                         $3.30
   December 30, 2005                     100                         $3.31
   December 30, 2005                     100                         $3.33
   December 30, 2005                   4,675                         $3.34
   December 30, 2005                  14,425                         $3.35
   December 30, 2005                     600                         $3.37
   December 30, 2005                  19,300                         $3.39
   December 30, 2005                  25,089                         $3.40

          In addition, the following table details the transactions in warrants to acquire additional Shares (the "Warrants") by Mr. Ladd or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were purchases effected in an ordinary brokerage transaction) since the date of the event that required the filing by Mr. Ladd of Amendment No. 3 to the Schedule 13D with respect to the Company:


                                     Quantity
       Date                          of Shares                       Price
       ----                          ---------                       -----

   December 14, 2005                   4,167                         $0.30
   December 14, 2005                   5,000                         $0.32
   December 14, 2005                  11,000                         $0.35
   December 14, 2005                  13,000                         $0.37
   December 14, 2005                   3,000                         $0.38
   December 20, 2005                   4,500                         $0.40
   December 23, 2005                   2,000                         $0.50
   December 23, 2005                   2,000                         $0.54
   December 23, 2005                   1,500                         $0.56


          Except as set forth above, and the exercise on December 23, 2005 of 79,467 Warrants, there were no other transactions in Shares or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Ladd or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof since the date of the event that required the filing by Mr. Ladd of Amendment No. 3 to the
Schedule 13D with respect to the Company.


                                    Signature
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            January 6, 2006


                                            /s/ Robert Ladd
                                            ------------------------------------
                                            Robert Ladd, in his  capacity as the
                                            managing  member  of  Laddcap  Value
                                            Advisors LLC, the general partner of
                                            Laddcap Value Partners LP


      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).